Exhibit 99.1

Cash Store Financial releases first quarter results

EDMONTON, Jan. 26 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced first quarter results for the period ended December 31, 2010. The following financial results are expressed in Canadian dollars.

First Quarter Highlights 2011 (table of results at end of release)

•	Quarterly revenue of $49.3 million, up 16.5% from $42.3 million for the same period last year.

•	Record other revenue of $13.7 million, up 69.1% from $8.1 million in the same period last year.

•	Branch operating income of $13.8 million compared to $15.8 million for the same period last year.

•	Diluted earnings per share $0.19 per share compared to $0.32 per share in the same period last year.

•	Net income of $3.4 million compared to $5.5 million in the same period last year.

•	EBITDA of $7.5 million compared to $10.6 million for the same period last year.

•	Same branch revenues for the 446 locations opened since October 1, 2009 increased 2.0% to $95,400 from $93,500 for the same quarter last year.

•	Branch count was 570 up 26 net new branches from 544 at September 30, 2010. 28 new branches were added or acquired in the quarter including two branches in the UK.

•	Increase in working capital of $4.3 million when compared to the same period last year.

"We experienced revenue growth for the three months ended December 31, 2010 of 16.5%, which was a result of increases in other revenue and the increase in number of branches. We are confident that our continued focus on expanding other revenue from our banking product line and continued branch expansion will drive revenue growth. However, growth in revenue from loan fees was constrained by compression on rates related to the implementation of rate caps in the provinces of British Columbia, Alberta, Ontario and Nova Scotia, over the past year, and specifically Manitoba which implemented its caps in October," said Gordon J. Reykdal, Chairman and CEO. "Our focus in the coming quarters will be to offset the impact of rate compression with increased loan volumes and increased revenue from ancillary financial products."

Mr. Reykdal added, "Other factors impacting earnings in the period include an increased drag on earnings from a total of 101 net new branches added over the 12 months ended December 31, 2010, and an increase in selling, general and administrative costs linked to new regulatory processes. However, as these 101 branches begin to mature we expect these branches to have a positive earnings contribution. We experienced higher than normal legal costs related to regulatory and class action matters, and trademark infringement issues, and additional costs associated with on-balance sheet lending. Notwithstanding these adjustments, relative to the same period last year, we continued to experience growth in our active customer base."

Mr. Reykdal added further, "We have implemented several measures to improve earnings. We have slowed our pace of expansion to allow newer branches to achieve more acceptable levels of performance and to allow the overall business to achieve higher profitability. We are increasing the number of openings in the U.K. in order to take advantage of higher potential margin opportunities. We have further strengthened our operational capacity through additions to our senior management team. "

Mr. Reykdal also said: "A key ongoing strategic priority for management has been the development and roll-out of new products to both mitigate rate compression in the payday loan category and to add, incrementally, to overall margins. Recent robust gains in other revenue are directly attributable to the introduction in fiscal Q3 2010, of a bank account product, which has been very well received by our customers.  We are developing an additional bank account product that is in testing in selected branches. We anticipate that this product will be ready for roll-out on a national basis by the third quarter of 2011."

About Cash Store Financial

Cash Store Financial is the only broker of short‐term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 566 branches across Canada under the banners: The Cash Store and Instaloans. Cash Store Financial also operates four branches in the United Kingdom under the banner: The Cash Store.

The Cash Store and Instaloans primarily act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,200 associates and is headquartered in Edmonton, Alberta.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended
Consolidated results	December 31	December 31
2010	2009
No. of branches	Canada	566	469
United Kingdom	4	-
570	469
Revenue
Loan fees	$ 35,593	$ 34,160
Other income	13,726	8,126
49,319	42,286

Branch expenses
Salaries and benefits	14,382	11,694
Retention payments	7,189	5,000
Selling, general and administrative	5,826	4,114
Rent	4,405	3,307
Advertising and promotion	1,426	1,060
Provision for loan losses	663	16
Depreciation of property and equipment	1,660	1,334
35,551	26,525
Branch operating income	13,768	15,761

Regional expenses	3,653	2,836
Corporate expenses	4,536	3,749
Other depreciation and amortization	541	787
Income before income taxes and class action settlements	5,038	8,389
Class action settlements	-	100
EBITDA *	7,500	10,643
Net income and comprehensive income	$ 3,352	$ 5,467
Weighted average number of shares
outstanding - basic	17,098	16,758
Basic earnings per share
Income before class action settlement costs	$ 0.20	$ 0.33
Net income and comprehensive income	$ 0.20	$ 0.33
Diluted earnings per share
Income before class action settlement costs	$ 0.19	$ 0.32
Net income and comprehensive income	$ 0.19	$ 0.32
Consolidated Balance Sheet Information
Working capital	$ 14,416	$ 10,146
Total assets	112,434	93,776
Total long-term liabilities	9,743	3,676
Total liabilities	26,879	22,708
Shareholders' equity	$ 85,555	$ 71,068
*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. Forward looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this News Release contains forward-looking statements in connection with the Cash Store Financial's goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form dated November 24, 2010 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:
Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118;or,Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 16:00e 26-JAN-11